Exhibit 4.1
NASH-FINCH COMPANY
SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2035
FIRST SUPPLEMENTAL INDENTURE
DATED AS OF SEPTEMBER 21, 2007
to the
INDENTURE
DATED AS OF MARCH 15, 2005
WELLS FARGO, NATIONAL ASSOCIATION,
AS TRUSTEE

     FIRST SUPPLEMENTAL INDENTURE dated as of September 21, 2007 between Nash-Finch Company, a corporation duly organized under the laws of the State of Delaware (the “Company”), and Wells Fargo Bank, National Association, a national banking association organized and existing under the laws of the United States, as Trustee (“Trustee”), to the Indenture (as defined below).
RECITALS
     A. The Company is a party to that certain Indenture, dated as of March 15, 2005 (the “Indenture”), pursuant to which the Company’s Senior Subordinated Convertible Notes due 2035 (the “Securities”) were originally issued. Capitalized terms used herein without definition have the meanings provided to them in the Indenture.
     B. Section 10.01(6) of the Indenture provides that the Company and the Trustee may amend or supplement the Indenture and the Securities to cure any ambiguity, omission, inconsistency or to correct or supplement any defective provision contained in the Indenture; and Section 10.01(7) of the Indenture provides that the Company and the Trustee may amend the Indenture and the Securities to modify any provisions of the Indenture in any manner that will not adversely affect the interests of the holders of the Securities in any material respect. Section 10.01 of the Indenture also provides that no amendment made pursuant to Section 10.01(7) made solely to conform the Indenture to the final offering memorandum provided to investors in connection with the initial offering of the Securities by the Company will be deemed to materially and adversely affect the interests of holders of Securities.
     C. The Company desires to amend Section 4.08(a)(5) of the Indenture and the Securities to cure certain ambiguities, omissions, inconsistencies and/or defects therein and to conform such Section 4.08(a)(5) to the “Description of the Notes” section of the final offering memorandum pursuant to which the Securities were initially offered, dated March 9, 2005 (the “Offering Memorandum”), in each case as provided herein.
     D. The Company has authorized the execution and delivery of this Supplemental Indenture and the Trustee has received an Opinion of Counsel and an Officers’ Certificate pursuant to Section 13.04 of the Indenture.
     E. Section 10.06 of the Indenture provides in part that the Trustee shall sign any amendment or supplemental indenture authorized pursuant to Article 10 of the Indenture if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee.
     Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the holders of the Securities:
     1. Amendments to the Securities. The first paragraph of Section 4.08(a)(5) of the Indenture is hereby amended and supplemented to read in its entirety as follows:
(5) In case the Company shall, by dividend or otherwise, distribute to all holders of Common Stock, cash (excluding any cash (1) that is distributed as part of a distribution referred to in Section 4.08(a)(4) hereof, and (2) to the extent that the aggregate cash dividend per share of Common Stock in any quarter does not exceed $0.135 (the “Dividend Threshold Amount”))(such aggregate cash distributed less such excluded cash, the “Excess Dividend Amount”), then and in each such case, immediately after the close of business on such date, the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to the close of business on the record date fixed for the determination of shareholders entitled to receive the distribution by a fraction, (i) the numerator of which shall be equal to the Current Market Price on such record date, and (ii) the denominator of which shall be equal to the Current Market Price on such record date less an amount equal to the quotient of (x) the Excess Dividend Amount and (y) the number of shares of Common Stock outstanding on such record date. In the event that such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect if such dividend or distribution had not been declared.

     2. Confirmations; Effectiveness. As amended and supplemented by this Supplemental Indenture, the Indenture and the Securities are ratified and confirmed in all respects, and the Indenture as so amended shall be read, taken and construed as one and the same instrument. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.
     3. Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.
     4. Trust Indenture Act. If any provision of this Supplemental Indenture limits, qualifies or conflicts with the duties imposed by any of Sections 310 to 317, inclusive, of the Trust Indenture Act of 1939, as amended through operation of Section 318(c) thereof, such imposed duties shall control.
     5. Conflicts. To the extent of any inconsistency between the terms of the Indenture and this Supplemental Indenture, the terms of this Supplemental Indenture will control.
     6. Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.
     7. Multiple Counterparts. The parties may sign multiple counterparts of this Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent the same agreement.
     8. Entire Agreement. This Supplemental Indenture constitutes the entire agreement of the parties hereto with respect to the amendments to the Indenture set forth herein.
(Signature Page Follows)

     IN WITNESS WHEREOF, the undersigned, being duly authorized, have executed this Supplemental Indenture on behalf of the respective parties hereto as of the date first above written.

NASH-FINCH COMPANY
By:	/s/ Bob Diamond
Name:	Bob Dimond
Title:	Executive Vice President & Chief Financial Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee
By:	/s/ Julie J. Becker
Name:	Julie J. Becker
Title:	Vice President